

07004704

TATES
.ANGE COMMISSION
Washington, D.C. 20549

BB 3/26

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION


| SEC FILE NUMBER |
|---|
| 8-28971 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZIMBALIST SMITH INVESTMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 SW MILL VIEW WAY SUITE 103
(No. and Street)

BEND (City) OR (State) 97702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRIGAN PRICE FRONK & CO. LLP
(Name – *if individual, state last, first, middle name*)

975 SW COLORADO AVENUE, SUITE 200 (Address) BEND (City) OR (State) 97702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/28

# OATH OR AFFIRMATION

I, LINDA ZIMBALIST SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZIMBALIST SMITH INVESTMENTS, LLC (the Company), as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Zimbalist Smith
Signature

member/owner
Title

Devonne J Oldfield
Notary Public


OFFICIAL SEAL
DEVONNE J OLDFIELD
NOTARY PUBLIC-OREGON
COMMISSION NO. 368963
MY COMMISSION EXPIRES MAY 27, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ZIMBALIST SMITH INVESTMENTS, LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,493 |
| Deposit with clearing organization | | 50,511 |
| Receivable from clearing organization | | 8,994 |
| Prepaid expenses | | 4,642 |
| Furniture and equipment, net of accumulated depreciation of $17,147 | | 6,337 |
| TOTAL ASSETS | $ | 77,977 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 1,742 |
| MEMBERS' EQUITY | | 76,235 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 77,977 |

See notes to financial statements

# ZIMBALIST SMITH INVESTMENTS, LLC

## STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| REVENUES | |
| Commissions | $ 154,283 |
| Other revenues | 22,268 |
| Interest and dividends | 1,636 |
| | 178,187 |
| EXPENSES | |
| Clearance fees | 29,779 |
| Commissions | 20,736 |
| Auto expense | 864 |
| Depreciation | 2,609 |
| Donations | 131 |
| Education | 499 |
| Insurance | 7,148 |
| Maintenance | 1,142 |
| Miscellaneous expenses | 52 |
| Office supplies and expense | 4,074 |
| Payroll taxes | 248 |
| Professional services | 4,950 |
| Rent | 6,900 |
| Regulatory and other fees | 2,572 |
| Salaries and compensation | 2,029 |
| Subscriptions | 6,942 |
| Telephone and utilities | 4,651 |
| Travel and entertainment | 5,858 |
| | 101,184 |
| NET INCOME | $ 77,003 |

See notes to financial statements

# ZIMBALIST SMITH INVESTMENTS, LLC

## STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 77,003 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 2,609 |
| Changes in current assets and liabilities | |
| Receivable from clearing organization | (6,814) |
| Other receivables | 252 |
| Prepaid expenses | 937 |
| Accounts payable and accrued expenses | 874 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 74,861 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of furniture and equipment | (850) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions to members | (75,500) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (1,489) |
| CASH AND CASH EQUIVALENTS - Beginning of year | 59,493 |
| CASH AND CASH EQUIVALENTS - End of year | $ 58,004 |

See notes to financial statements

# ZIMBALIST SMITH INVESTMENTS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

| | Members' Capital |
|---|---|
| BALANCE - January 1, 2006 | $ 74,732 |
| Net Income | 77,003 |
| Distributions | (75,500) |
| BALANCE - December 31, 2006 | $ 76,235 |

See notes to financial statements

# ZIMBALIST SMITH INVESTMENTS, LLC

## NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

---

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of Business***

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD).

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

***Basis of Presentation***

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

***Furniture and Equipment***

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

***Commissions and Clearance Fees***

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

***Income Taxes***

The Company is treated as a partnership for federal income tax purposes and, as such, no provision is made for income taxes on the financial statements. The Company's earnings and losses are included in the personal income tax returns of the Company's members.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2006.

## NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $50,511 at December 31, 2006. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the exclusive securities clearing agent on a fully disclosed basis through Bear Stearns Securities Corp. Bear Stearns maintains all of the customer accounts of the Company.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. The Company was in compliance with the balance requirements under the Northeast Securities, Inc., agreement at December 31, 2006.

## NOTE 4 – NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2006, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $64,135 and .03 to 1, respectively.

## NOTE 5 – RETIREMENT PLAN

Employees of the Company may participate in a SIMPLE IRA, whereby employees elect to make voluntary contributions pursuant to a salary reduction agreement. This retirement plan is administered by Bear Sterns Securities Corp. It is available to all employees who have completed the service requirements (equivalent to $5,000 in compensation during the year). No contribution was made for 2006 as there were no qualifying employees under the plan.

## NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $8,994 at December 31, 2006. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc. (Note 3).

# SUPPLEMENTARY INFORMATION

# ZIMBALIST SMITH INVESTMENTS, LLC

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

| | | |
|---|---|---|
| MEMBERS' CAPITAL | $ | 76,235 |
| DEDUCTION | | |
| Non-allowable assets | | |
| Prepaid expenses | | 4,642 |
| Furniture and equipment, net | | 6,337 |
| Money market funds | | 1,121 |
| | | 12,100 |
| NET CAPITAL | $ | 64,135 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable and accrued liabilities | $ | 1,742 |
| MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness) | $ | 5,000 |
| CAPITAL IN EXCESS OF MINIMUM REQUIREMENT | $ | 59,135 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .03 to 1 |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

| | | |
|---|---|---|
| Net capital, as reported in Company Part II (unaudited) FOCUS report | $ | 66,098 |
| Audit adjustments | | (1,963) |
| Net capital, as reported above | $ | 64,135 |

# ZIMBALIST SMITH INVESTMENTS, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2006

---

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.



# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

To the Members
Zimbalist Smith Investments, LLC
695 SW Mill View Way, Suite 103
Bend, Oregon 97702

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), for the year ended December 31, 2006, on which we issued our report dated February 12, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the Company's internal control was for limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This deficiency was considered in determining the capture, timing and extent of the audit tests to be applied in our audit of the 2006 financial statements and this report does not affect our report on these financial statements dated February 12, 2007. Also, we do not consider this deficiency to be a material weakness.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk & Co. LLP

Harrigan Price & Fronk & Co. LLP

February 12, 2007





END